NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF

DIRECTORS CHARTER

Organization

There  shall  be  a  committee  of  the  board  of  directors  (the  “Board”)  of  Reg  Technologies  Inc.

(“Reg”)  known  as  the  Nominating  and  Corporate  Governance  Committee  (the  “Committee”).  This

charter shall govern the operations of the Committee.

Membership and Qualifications

The  membership  of  the  Committee  shall  be  appointed  by  the  Board  and  shall  consist  of  at  least two directors.

Each  member  of  the  Committee  shall  be,  while  at  all  times  a  member  of  the  Committee,  free  of any  relationship  that,  in  the  opinion  of  the  Board,  would  interfere  with  the  member’s  individual exercise  of  independent  judgment  and  shall  otherwise  meet  the  independence  requirements  for serving on nominating and corporate governance committees.

The  Board  shall  appoint  one  member  of  the  Committee  as  chair.    The  chair  shall  be  responsible

for  leadership  of  the  Committee,  including  preparing  the  agenda,  presiding  over  the  meetings,

making  committee  assignments,  preparing  minutes  and  reporting  to  the  Board.    The  chair  shall

also maintain regular liaison with Reg’s Chief Executive Officer.

Purpose

The primary purpose of the Committee is to:

•    identify individuals qualified to become Board members;

•    recommend director nominees for each annual meeting of Reg’s stockholders and director nominees to fill any vacancies that may occur between meetings of stockholders;

•    be aware of the best practices in corporate governance and develop and recommend to the Board a set of corporate governance standards to govern the Board, its committees,

the company and its employees in the conduct of the business and affairs of the company;

and

•    develop and oversee the annual Board and Board Committee evaluation process.

Authority

The Committee has the power and authority to engage and determine funding for outside counsel or  other  experts  or  advisors  as  the  Committee  deems  necessary  or  appropriate  to  carry  out  its

duties   and   responsibilities.     Reg   shall   provide   appropriate   funding,   as   determined   by   the

Committee,  for  any  advisors  employed  by  the  Committee  as  well  as  for  the  payment  of  ordinary administrative  expenses  of  the  Committee  that  are  necessary  or  appropriate  in  carrying  out  its duties.

Duties and Responsibilities

The  Committee  shall  have  the  power  and  authority  of  the  Board  to  perform  the  following  duties and to fulfill the following responsibilities:

•    make recommendations to the Board regarding the size and composition of the Board;

•    consider and recruit candidates for director nominees based upon recommendations from current outside directors, members of management, outside consultants or search firms,

and/or stockholders using the following approach:

•    the criteria for selecting new directors shall reflect the requirements of the listing standards of the TSX Venture Exchange (or such other exchange or self-regulatory organization on which Reg’s shares are then listed for trading) with respect to independence and the following factors:

i.

the appropriate size of Reg’s board;

ii.

the needs of Reg with respect to the particular talents and experience of its directors;

iii.

personal and professional integrity of the candidate;

iv.

level of education and/or business experience;

v.

broad-based business acumen;

vi.

the level of understanding of Reg’s business and the industry in which it operates and other industries relevant to Reg’s business;

vii.

ability and willingness to commit adequate time to Board and committee matters;

viii.

the fit of the individual’s skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of Reg;

ix.

strategic thinking and a willingness to share ideas; and

x.

diversity of experiences, expertise and background

The committee will use these criteria to evaluate potential nominees and will not evaluate proposed nominees differently depending upon who has made the recommendation;

•    the Committee will consider proposed nominees whose names are submitted to it by stockholders in accordance with the procedures set forth in Reg’s bylaws;

•    recommend on an annual basis a slate of director nominees for approval by the Board of

Directors and the stockholders;

•    review the appropriate committee structure of the Board and recommend to the Board for

its approval directors to serve as members of each committee.    The Committee shall

review and recommend committee slates annually and shall recommend additional committee members to fill vacancies as needed;

•    review, at least annually, Reg’s corporate governance standards and recommend changes to the Board as deemed necessary;

•    generally advise the Board on emerging corporate governance matters for incorporation into Reg’s policies and procedures;

•    develop, implement and administer an annual Board and Board Committee evaluation process;

•    perform any other activities consistent with this Charter, Reg’s Articles and governing law as the Committee or the Board deem appropriate;

•    undergo an annual review of the performance of the Committee pursuant to the process established as set forth above;

•    where appropriate, retain (without need for further Board approval) and consult with such independent advisors as the Committee may deem necessary or appropriate in connection with fulfilling the responsibilities and duties of the Committee;

•    meet as often as its members deem necessary to perform the Committee’s duties and responsibilities;

•    report regularly to the Board with regard to action taken by the Committee and any issues that may arise in the course of the discharge by the Committee of its responsibilities and duties hereunder;

•    prepare and submit the minutes of all meetings of the Committee to, and discuss the matters discussed at each committee meeting with the Board; and

•    review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for its approval.

Delegation to Subcommittees

The Committee shall have the power and authority to delegate any of its duties and responsibilities to subcommittees as the Committee may deem appropriate in its sole discretions

Approved by the Reg Technologies Inc. Board of Directors on January 18, 2010

“John Robertson”

“Suzanne Robertson”

JOHN ROBERTSON

SUSANNE ROBERTSON

“Jennifer Lorette”

“James Vandeberg”

JENNIFER LORETTE

JAMES VANDEBERG

_____”Robert Grisar”___________

ROBERT GRISAR